Exhibit (a)(1)(H)

Form of e-mail to employees regarding fixed date elections

As you know, Rambus is conducting an Offer to Amend Certain Options (referred to as the “offer”) which commenced on October 18, 2007. You have previously been provided with the terms of the offer in the Offer to Amend Certain Options dated October 18, 2007 (the “Offer to Amend”) and other related documents. The offer will expire at 9:00 p.m., Pacific Time, on November 15, 2007, unless we extend the offer.

As previously described in the Offer to Amend:

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Mispriced options (as defined in the Offer to Amend) granted on October 12, 2004 may be amended by, among other things, making a “fixed date election” to delay the first date on which these options may be exercised to a calendar year of the option holder’s choosing (or earlier, if certain specific events occur prior to the selected calendar year). (See Question and Answer 8 and Section 2 of the Offer to Amend)

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For October 12, 2004 mispriced options, this calendar year (referred to as the “selected calendar year”) cannot be earlier than the calendar year immediately following the year in which all such options vest. (See Questions and Answers 8 and 10 of the Offer to Amend)

The election form previously available on the offer website and in paper form inadvertently permitted holders of October 12, 2004 mispriced options to choose calendar year 2009 as their selected calendar year. The election form has now been updated to permit only calendar years beginning with 2010 to be the selected calendar years October 12, 2004 mispriced options. The updated election form is available on the offer website and in paper form, as described below, and has been filed with the Securities and Exchange Commission as an exhibit to Amendment No. 1 to the Company’s Tender Offer Statement on Schedule TO filed on October 24, 2007.

In the event that you have made or wish to make a fixed date election with respect to your October 12, 2004 mispriced options, the earliest calendar year that you may choose as the selected calendar year with respect to your October 12, 2004 mispriced options is calendar year 2010 rather than 2009 as indicated by the election form prior to its being updated.

IMPORTANT – ACTION REQUIRED

Any election you may have made to choose 2009 as the selected calendar year for some or all of your October 12, 2004 mispriced options is invalid. Unless you make a valid election with respect to such options in accordance with the procedures described below, your October 12, 2004 mispriced options will not be amended and you may be subject to adverse tax consequences with respect to such options.

In order to make a new election for your October 12, 2004 mispriced options, you must complete a new election form making a valid election for such options before the expiration of the offer. Election forms and other documents relating to the offer are available on a website located at https://rmbs.equitybenefits.com. If you are not able to submit your election form electronically via the offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the offer website for any reason (including lack of internet services), you must complete a paper election form and return it via facsimile to Caroline Ling at (650) 947-6044 before 9:00 p.m., Pacific Time, on November 15,

2007 (unless we extend the offer). To obtain a paper election form, please contact Caroline Ling at (650) 947-5799 or by e-mail at options@rambus.com.

We apologize for any inconvenience and appreciate your continued patience in this matter.